Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

August 15, 2011

Item 3.	News Release

The Company’s news release dated August 15, 2011, was disseminated by Marketwire, Incorporated on August 15, 2011.

Item 4.	Summary of Material Change

The Company reminded its shareholders of the special meeting of the holders of its common shares to be held at the Fairmont Waterfront Hotel, Nootka Room, 900 Canada Place Way, Vancouver, B.C., Canada, on August 31, 2011, at 10 a.m. (Vancouver time), with respect to the acquisition of Iberian Resources Corp. (“Iberian”). The Company also announced that Iberian has continued to work with the Andalusian authorities in the Kingdom of Spain with respect to the Lomero-Poyatos concessions. A Lomero-Poyatos Environmental Impact Study and a Technical Project Report have been filed with the Environmental Counsel and the Economy, Innovation and Science Counsel of the Andalusia Government.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Richard Fifer, Executive Chairman of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated August 15, 2011

PETAQUILLA MINERALS LTD.

Per: /s/ Richard Fifer
Richard Fifer
Executive Chairman

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Environmental Impact Study of Lomero-Poyatos

Vancouver, BC – August 15, 2011: Further to its news release of August 10, 2011, reminding its shareholders of the upcoming special meeting to be held at the Fairmont Waterfront Hotel, Nootka Room, 900 Canada Place Way, Vancouver, B.C., Canada, on August 31, 2011, at 10 a.m. (Vancouver time), with respect to the acquisition of Iberian Resources Corp. (“Iberian”), Petaquilla Minerals Ltd. (“Petaquilla”) announces that Iberian has continued to work with the Andalusian authorities in the Kingdom of Spain with respect to the Lomero-Poyatos concessions.

The approval process for the reopening of the Lomero-Poyatos mine includes obtaining approval of (a) the Environmental Unique Authorization from the Environmental Counsel of the Andalusia Government (“EC”) and (b) the exploitation technical project by the Economy, Innovation and Science Counsel of the Andalusia Government (“EISC”). In this regard, Iberian filed a Lomero-Poyatos Environmental Impact Study (the “EIS”) and a Technical Project Report with both the EC and the EISC in July 2011.

Following their review of the documentation, the EC notified Corporacion de Recursos Iberia S.L., Iberian’s subsidiary in Spain, on July 18, 2011, that it had agreed to the publication of the EIS for a 30-day public consultation period. This consultation period is required in order for the EC to be in a position to respond to any comments filed and to provide its approval of the Environmental Unique Authorization. For reference, a copy of the official governmental bulletin dated July 18, 2011, is appended to this news release

On August 4, 2011, the Official Gazette of the Government of Andalusia published the EIS. The publication is indicative that the legal, financial and technical documentation is correct and supported by the EISC.

Upon expiry of the 30-day public consultation period, the EISC in Huelva, Spain, will send their proposal to approve the exploitation project to the Economy, Innovation and Science Counsel in Seville, Spain, for signature. The EISC in Huelva has already reviewed and approved the technical exploitation project.

As such, Iberian anticipates receiving approval to reopen the Lomero-Poyatos mine and final production approval at the end of September or during the month of October.

About Petaquilla Minerals Ltd. Petaquilla is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of Petaquilla’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding the Acquisition, the estimation of mineral resource estimate and the realization of mineral resource estimate, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla’s control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements including that the Acquisition may not be completed for any reason. Such forward-looking statements are based on numerous assumptions regarding successful completion of the Acquisition, Petaquilla’s present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

JUNTA DE ANDALUCIA	CONSEJERIA DE MEDIO AMBIENTE
Delegación Provincial de Huelva

CORPORACION RECURSOS IBERIA S.L.
UNIPERSONAL (CRI)
A/A D. PASCUAL MONTAÑES DUATO
N/Ref.: 02/JJ/CM	C/ALCALA, N° 75, 1°
Asunto: Rtdo. Información Pública.	28009 – MADRID
Expte. AAU/HU/021/11

En relación con el Proyecto de PROYECTO DE REAPERTURA DE LA MINA LOMERO – POYATOS EN LOS TÉRMINOS MUNICIPALES DE EL CERRO DE ANDÉVALO Y CORTEGANA (HUELVA), le comunico que con fecha 18/07/2011, se ha enviado al Boletin Oficial de la Junta de Andalucía (BOJA), el anuncio de Información Pública correspondiente, para su publicación, lo cual le comunico para su conocimiento con objeto de que abonen las tasas de publicación de la misma en el Servicio de Publicaciones del BOJA (modelo 046 que os enviará el Servicio de Publicaciones del BOJA, información en telef. 955034800), a la mayor brevedad posible, debiendo presentar en esta Delegación Provincial, fotocopia de la publicación del anuncio en el Boletin Oficial de la Junta de Andalucía o, en su defecto, justificante de haber abonado las tasas de publicación dentro de un plazo máximo de 10 dias. En caso contrario, se le tendrá por desistido de su petición, y no podrá continuarse la tramitación del procedimiento de Autorización Ambiental Unificada, por causa imputable al interesado.

EL JEFE DEL SERVICIO DE
PROTECCIÓN AMBIENTAL,

CONSEJERIA DE MEDIO AMBIENTE
Delegación Provincial de Huelva

CONSEJERIA DE PRESIDENCIA
SERVICIO DE PUBLICACIONES Y BOJA
Aptdo. Oficial, Sucursal n° 11
N/Ref.: 02/JJ/CM	BELLAVISTA
Asunto: Rtdo. Información Pública.	41014 - SEVILLA
Expte. (AAU/HU/021/11)

Para su publicación en el Boletin Oficial de la Junta de Andalucía, adjunto por duplicado en formato papel y copia impresa de la remisión electrónica, Anuncio original de esta Delegación Provincial del Expediente de Autorización Ambiental Unificada (AAU/HU/021/11) sobre el PROYECTO DE REAPERTURA DE LA MINA LOMERO – POYATOS EN LOS TÉRMINOS MUNICIPALES DE EL CERRO DE ANDÉVALO Y CORTEGANA (HUELVA). El abono de las tasas efectuará por cuenta del promoter CORPORACIÓN RECURSOS IBERIA, S.L., con dirección a efectos de notificación en C/Alcalá, 75-1°. C.P. 28009 – Madrid.

EL DELEGADO PROVINCIAL

Sanlúcar Barrameda, 3 – 21003 Huelva – Tel: 959 011500 Fax: 959 011501
E-mail: Delegado.Huelva@cma.junta-andalucia.es

BOJA núm:
	CONSEJERÍA DE MEDIO AMBIENTE		Hoja	de
CONSEJERÍA
	Organismo: DELEGACIÓN PROVINCIAL DE HUELVA		Hoja	1 de 2

	Seccion: Anuncios	Epigrafe:

	Seccion: Otros Anuncios	Epigrafe:

SUMARIO
CONSEJERIA DE LA PRESIDENCIA. SECRETARIA GENERAL TÉCNICA. Servicio de Publicaciones y B.O.J.A. - Modelo 3 - FORMATO UNE A 4
Anuncio de 18 de Julio de 2011 de la Delegación Provincial de Huelva, del trámite de información pública del expediente de Autorización Ambiental Unificada correspondiente al Proyecto de Reapertura de la Mina Lomero – Poyatos en los términos municipales de El Cerro de Andévalo y Cortegana (Huelva).

TEXTO:

Núm. Expte.: AAU/HU/021/11
Ubicación: TT.MM. de El Cerro de Andévalo y Cortegana (Huelva).

En aplicación del Art. 31.3 de la Ley 7/2007, de 9 de julio, de Gestión Integrada de la Calidad Ambiental de Andalucía, la Delegación Provinicial de Huelva somete al trámite de información pública el expediente de Autorización Ambiental Unificada de referencia durante 30 días hábiles, a partir del día siguienta al de la publicación del presente anuncio en el Boletin Oficial de la Junta de Andalucía.

Durants este plazo, toda persona podrá pronunciarse tanto sobre la evaluación de impacto ambiental de la actuación como sobre las autorizaciones y pronunciamientos ambientales que deban integrarse en la autorización ambiental unificada.

A tal efecto el expediente arriba indicado, estará a disposición de los interesados de 9:00 a 14:00 horas, de lunes a viernes, en el Departamento de Prevención y Control Ambiental de esta Delegación Provincial de Medio Ambiente, sita en Calle Sanlúcar de Barrameda. 3.

Formato UNE A4, para los textos de las disposiciones a publicar en el BOLETÍN OFICIAL DE LA JUNTA DE ANDALUCÍA
Lo enmarcado con FILETE GRUESO, es a rellenar en el Servicio de Publicaciones y BOJA
Escribase el TEXTO a dos espacios.
No escribar al dorso.

BOJA núm:
	CONSEJERÍA DE MEDIO AMBIENTE	Hoja	de
CONSEJERÍA
	Organismo: DELEGACIÓN PROVINCIAL DE HUELVA	Hoja	2 de 2

continuación del TEXTO:

Huelva. 18 de Julio de 2011

EL DELEGADO PROVINCIAL.

CONSEJERIA DE LA PRESIDENCIA. SECRETARIA GENERAL TÉCNICA. Servicio de Publicaciones y B.O.J.A. - Modelo 3 - FORMATO UNE A 4	Insértese. Juan Manuel López Pérez
Formato UNE A4, para los textos de las disposiciones a publicar en el BOLETÍN OFICIAL DE LA JUNTA DE ANDALUCÍA
Lo enmarcado con FILETE GRUESO, es a rellenar en el Servicio de Publicaciones y BOJA
Escribase el TEXTO a dos espacios.
No escribar al dorso.